May 15, 2014

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jennifer Thompson

Re:                             EQT Midstream Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 20, 2014

Response dated May 15, 2014

File No. 1-35574

Ladies and Gentlemen:

EQT Midstream Partners, LP (the “Partnership”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Partnership has received the Staff’s letter dated May 8, 2014 (the “Comment Letter”), regarding the Commission’s review of the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. As discussed with Jonathan Lushko, internal counsel to the Partnership, the Partnership respectfully requests an extension until June 5, 2014 to respond to the Comment Letter in order to provide the Partnership time to thoroughly evaluate the Staff’s comments. The Partnership is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than June 5, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact Terri Bone, Vice President, Finance and Chief Accounting Officer, at 412-553-5785 or at tbone@eqt.com.  Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

EQT MIDSTREAM PARTNERS, LP

		By:	EQT Midstream Services, LLC,
its general partner

		By:	/s/ David L. Porges
David L. Porges, President
and Chief Executive Officer

cc:	Robert Babula
Andrew Blume
Josh Davidson, Baker Botts L.L.P.